UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 14, 2015



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

Family Dollar Merger Litigation

In July and August 2014, several stockholders of Family Dollar Stores, Inc. ("Family Dollar") filed class actions, since consolidated into one class action, in the Delaware Court of Chancery (the "Court") against Family Dollar's CEO and board members alleging breach of fiduciary duty. Dollar Tree and Family Dollar were also named as defendants for allegedly aiding and abetting the other defendants. The claimed breach derived from the execution of the merger agreement dated July 27, 2014, between Dollar Tree and Family Dollar, which was alleged to offer unfair and inadequate consideration for Family Dollar stock. The class action, among other things, sought to prevent the merger, cause the public disclosure of certain information, and monetary damages.

On December 19, 2014, the Court denied the stockholder plaintiffs' motion for preliminary injunction. On January 2, 2015, the Court denied stockholder plaintiffs' application for certification of an interlocutory appeal of that decision. On August 4, 2015, the Court entered an order dismissing the stockholder actions with prejudice as to all named plaintiffs, and without prejudice as to any absent members of the putative class. Pursuant to the order, the Court retained jurisdiction solely for the purpose of determining stockholder plaintiffs' application for an award of attorneys' fees and reimbursement of expenses.

Plaintiffs' counsel in the stockholder actions expressed their intention to petition the Court for fees and reimbursement of expenses in view of additional disclosures made by the Company in Amendments to the Registration Statement relating to the merger, which were filed with the SEC on September 25 and October 17, 2014. These filings contained certain information, the disclosure of which had been sought in the stockholder action, including the fees paid to Morgan Stanley by Family Dollar during the prior two years; additional details relating to analyses performed by Morgan Stanley on Family Dollar's behalf; and additional details on communications between Dollar Tree and Family Dollar, and between Family Dollar and Dollar General, during the period leading up to the transaction.

After the case was dismissed, the Company agreed to pay fees and expenses of $280,000 to counsel for the stockholder plaintiffs. The Court has not considered or approved in any way the amount of this payment of fees and expenses. Counsel for the stockholder plaintiffs included Donald J. Enright of Levi & Korsinsky, LLP, who can be reached at (212) 363-7500. Counsel for Dollar Tree included William Savitt of Wachtell, Lipton, Rosen & Katz, who can be reached at (212) 403-1000. Counsel for Family Dollar included Meredith Kotler of Cleary, Gottlieb, Steen & Hamilton LLP, who can be reached at (212) 225-2000.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: September 14, 2015   By: /s/ Kevin S. Wampler

Kevin S. Wampler
Chief Financial Officer